Exhibit 99.2



Associated Estates Realty Corporation
Fourth Quarter 2011
Earnings Release and Supplemental Financial Data



The Brixton
18959 N. Dallas Parkway
Dallas, TX 75287

Phone: (866) 864-5494
Web Site: www.brixtonapts.com

The Brixton is located in the heart of north Dallas adjacent to the Dallas North Tollway and several blocks south of the George Bush Turnpike (190). This location provides residents with close proximity to all of the major employment centers in Dallas including downtown, which is less than fifteen miles south of the property. Residents choose The Brixton because of its exceptional location, extensive clubhouse facilities and the numerous apartment features.

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Table of Contents

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding our 2012 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; elimination or limitations to federal government support for Fannie Mae and/or Freddie Mac that might result in significantly reduced availability of mortgage financing sources as well as increases in interest rates for mortgage financing; our ability to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units that we own; competition from other available multifamily units and changes in market rental rates; new acquisitions and/or development projects may fail to perform in accordance with our expectations; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases and unanticipated repairs; our inability to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against us; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by our insurance; catastrophic property damage losses that are not covered by our insurance; our ability to acquire properties at prices consistent with our investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and construction and construction business risks, including, without limitation, rapid and unanticipated increases in prices of building materials and commodities.

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FOURTH QUARTER
AND FULL YEAR RESULTS
Full Year Same Community NOI up 5.6%
Increases Common Dividend

Cleveland, Ohio - February 6, 2012 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today reported financial results for the fourth quarter and year ended December 31, 2011. Funds from operations (FFO) for the fourth quarter ended December 31, 2011, was $0.26 per common share (basic and diluted), compared with $0.24 per common share (basic and diluted), for the fourth quarter 2010.

Net loss applicable to common shares was $2.2 million or $0.05 per common share (basic and diluted) for the quarter ended December 31, 2011, compared with net loss applicable to common shares of $1.4 million or $0.03 per common share (basic and diluted) for the quarter ended December 31, 2010.

"Fundamentals in the apartment business remain strong and Associated Estates is well positioned for 2012 and beyond," said Jeffrey I. Friedman, president and chief executive officer.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

Quarterly Same Community Portfolio Results

Net operating income (NOI) for the fourth quarter of 2011 for the Company's same community portfolio increased 4.0 percent when compared with the fourth quarter of 2010. Revenue increased 4.4 percent and property operating expenses increased 5.1 percent. Physical occupancy was 95.1 percent versus 94.8 percent at the end of the fourth quarter of 2010. Average monthly net rent collected per unit for the same community properties was $938 compared with $902 for the fourth quarter of 2010, a 4.0 percent increase.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 16 through 27.

Full Year Performance

FFO as adjusted for the twelve months ended December 31, 2011, was $1.03 per common share (basic and diluted). FFO as adjusted for the twelve months ended 2010 was $0.89 per common share (basic and diluted). This represents a 15.7 percent increase in FFO as adjusted per common share. The Company's third party construction business impacted full year results by a negative $0.06 per common share. The Company announced on October 24, 2011, that it was exiting the third party construction business, and as of the date of this release, all third party construction contracts are substantially complete.

For the twelve months ended December 31, 2011, net income applicable to common shares was $5.3 million or $0.13 per common share (basic and diluted) compared to net loss applicable to common shares of $11.7 million or $0.38 per common share (basic and diluted) for the period ended December 31, 2010. The results for the twelve months ended December 31, 2011, include $0.35 per common share (basic and diluted) from gains on the disposition of two properties.

A reconciliation of net income (loss) attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

NOI for the twelve months ended December 31, 2011, for the Company's same community portfolio increased 5.6 percent resulting from a 3.8 percent increase in revenue and a 1.4 percent increase in property operating expenses compared to the twelve months ended 2010.

Acquisitions

As previously announced, the Company acquired a 224-unit property in Dallas, TX on October 17. The Brixton was built in 1997 and is located in North Dallas adjacent to the Dallas North Tollway, several blocks south of the George Bush Turnpike. The Company acquired three properties in 2011, containing 696 units, for a total of $136.4 million.

Development

On September 2, 2011, the Company acquired a 1.5 acre site adjacent to our 222-unit San Raphael apartment community in the North Dallas submarket. This addition to San Raphael will total 104 units and construction is expected to start in the second quarter of 2012.

On December 21, 2011, the Company acquired a 2.4 acre site, located just north of downtown Dallas. The site is zoned for multifamily and is adjacent to the Mansion on Turtle Creek. The Company expects to commence construction by the end of 2012.

Capital Markets Activity

On January 12, 2012, the Company closed on a $350 million senior unsecured revolving credit facility. This amended and restated credit facility replaced the Company's $250 million facility. The new facility has a four-year term, with a one-year extension option and provides for a lower credit spread. On December 19, 2011, the Company entered into a forward starting interest rate swap that will commence on June 7, 2013, for its $125 million floating rate, unsecured term loan. On January 31, 2012, the Company prepaid two property specific mortgages with a loan constant of 7.1 percent, totaling $43.6 million. Costs associated with the prepayment totaled approximately $1.7 million. At the time of this release, 33 of the Company's 53 properties are unencumbered.

Quarterly Dividend on Common Shares

The Company announced plans to increase the quarterly dividend to $0.18 per common share beginning with the second quarter dividend, scheduled to be paid in May, 2012. The proposed increase represents a 5.9 percent annualized increase to the current dividend. The declaration and payment of quarterly dividends remains subject to review by and approval of the Board of Directors.

2012 Outlook

The Company announced its full year FFO as adjusted guidance range of $1.23 to $1.27 per common share (basic and diluted). The Company also said its same community NOI guidance is for growth in the range of 5.0% to 6.0%. Detailed assumptions relating to the Company's guidance can be found on page 29.

Conference Call

A conference call to discuss the results will be held on February 7, 2012 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q4 2011 Earnings Webcast" link. The webcast will be archived through February 21, 2012.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
OPERATING INFORMATION	2011	2010	2011	2010
Total revenue	$ 42,687	$ 44,481	$ 175,945	$ 149,327
Property revenue	$ 41,885	$ 35,776	$ 159,076	$ 131,459
Net (loss) income applicable to common shares	$ (2,213)	$ (1,359)	$ 5,328	$ (11,659)
Per share - basic and diluted	$ (0.05)	$ (0.03)	$ 0.13	$ (0.38)
Funds from Operations (FFO) [1]	$ 10,930	$ 9,829	$ 42,707	$ 25,908
FFO as adjusted [1]	$ 10,930	$ 9,829	$ 42,707	$ 27,075
FFO per share - basic and diluted	$ 0.26	$ 0.24	$ 1.03	$ 0.85
FFO as adjusted per share - basic and diluted	$ 0.26	$ 0.24	$ 1.03	$ 0.89
Funds Available for Distribution (FAD) [1]	$ 8,868	$ 9,110	$ 36,417	$ 22,291
Dividends per share	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	65.4%	70.8 %	66.0%	80.0%
Payout ratio - FFO as adjusted	65.4%	70.8 %	66.0%	76.4%
Payout ratio - FAD	81.0%	77.3 %	78.2%	93.2%
General and administrative expense	$ 4,214	$ 4,727	$ 15,944	$ 15,684
Development costs	$ 178	$ 55	$ 435	$ 208
Personnel - allocated	$ 972	$ 828	$ 3,712	$ 3,005
Costs associated with acquisitions	$ 236	$ 170	$ 539	$ 599
Interest expense [2]	$ 7,860	$ 7,251	$ 30,147	$ 29,476
Interest coverage ratio [3]	2.30:1	2.27:1	2.34:1	1.97:1
Fixed charge coverage ratio [4]	2.30:1	2.27:1	2.34:1	1.85:1
General and administrative expense to property revenue	10.1%	13.2 %	10.0%	11.9%
Personnel - allocated to property revenue	2.3%	2.3 %	2.3%	2.3%
Interest expense to property revenue	18.8%	20.3 %	19.0%	22.4%
Property NOI [5]	$ 25,488	$ 21,799	$ 94,562	$ 75,838
ROA [6]	7.6%	7.4 %	7.6%	7.4%
Same Community revenue increase	4.4%	2.0 %	3.8%	0.8%
Same Community expense increase (decrease)	5.1%	(2.2)%	1.4%	0.7%
Same Community NOI increase	4.0%	5.1 %	5.6%	0.9%
Same Community operating margins	60.8%	61.1 %	58.2%	57.3%

(1) See page 10 for a reconciliation of net (loss) income attributable to AERC to these non-GAAP measurements and page 30 for our definition of these non-GAAP measurements.

(2) Excludes amortization of financing fees of $513 and $1,966 for 2011 and $409 and $1,403 for 2010. The twelve months ended December 31, 2010 excludes a credit of $(553) for refunds of defeasance costs for previously defeased loans and excludes $727 for issuance costs for the redemption of trust preferred securities.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 31 for a reconciliation of net (loss) income applicable to common shares to EBITDA and our definition of EBITDA.

(4) Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding defeasance and/or other prepayment costs/credits, and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(5) See page 32 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and our definition of this non-GAAP measurement.

(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2011
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		December 31, 2011		December 31, 2010
Net real estate assets	$	986,834	$	875,000
Total assets	$	1,018,493	$	918,235
Debt	$	664,788	$	555,666
Noncontrolling redeemable interest	$	2,763	$	2,774
Total shareholders' equity attributable to AERC	$	308,793	$	316,184
Common shares outstanding		42,331		41,380
Share price, end of period	$	15.95	$	15.29
Total market capitalization	$	1,339,967	$	1,188,366
Undepreciated book value of real estate assets	$	1,345,439	$	1,210,289
Debt to undepreciated book value of real estate assets		49.4%		45.9%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		4.3%		4.4%

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age
Company Portfolio:			
Same Community:			
Midwest	32	7,198	19
Mid-Atlantic	6	1,471	14
Southeast	8	2,989	15
Total Same Community	46	11,658	17
Acquisitions	7	2,190	8
Development [1]	—	60	1
Total Company Portfolio	53	13,908	16

(1)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2011
(Unaudited; dollar amount in thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Real estate assets		
Investment in real estate	$ 1,323,139	$ 1,207,554
Construction in progress	22,300	2,735
Less: Accumulated depreciation	(358,605)	(335,289)
Net real estate	986,834	875,000
Cash and cash equivalents	4,328	4,370
Restricted cash	6,901	8,959
Other assets	20,430	29,906
Total assets	$ 1,018,493	$ 918,235
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 481,788	$ 463,166
Unsecured revolving credit facility	58,000	92,500
Unsecured term loan	125,000	—
Total debt	664,788	555,666
Accounts payable and other liabilities	42,149	43,611
Total liabilities	706,937	599,277
Noncontrolling redeemable interest	1,734	1,734
Equity		
Common shares, without par value; $.10 stated value; 91,000,000 authorized; 46,570,763 issued and 42,330,899 and 41,380,205 outstanding at December 31, 2011 and December 31, 2010, respectively	4,657	4,657
Paid-in capital	582,362	574,994
Accumulated distributions in excess of accumulated net income	(228,545)	(205,021)
Accumulated other comprehensive loss	405	—
Less: Treasury shares, at cost, 4,239,865 and 5,190,558 shares at December 31, 2011 and December 31, 2010, respectively	(50,086)	(58,446)
Total shareholders' equity attributable to AERC	308,793	316,184
Noncontrolling interest	1,029	1,040
Total equity	309,822	317,224
Total liabilities and equity	$ 1,018,493	$ 918,235

Associated Estates Realty Corporation
Consolidated Statements of Opertions
Three and Twelve Months Ended December 31, 2011 and 2010
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2011	2010	2011	2010
REVENUE				
Property revenue	$ 41,885	$ 35,776	$ 159,076	$ 131,459
Management and service company revenue	—	102	—	817
Construction and other services	802	8,603	16,869	17,051
Total revenue	42,687	44,481	175,945	149,327
EXPENSES				
Property operating and maintenance	16,397	13,977	64,514	55,621
Depreciation and amortization	13,654	11,627	53,004	38,433
Direct property management and service company expense	—	143	—	745
Construction and other services	1,845	7,883	19,297	16,415
General and administrative	4,214	4,727	15,944	15,684
Development costs	178	55	435	208
Costs associated with acquisitions	236	170	539	599
Total expenses	36,524	38,582	153,733	127,705
Operating income	6,163	5,899	22,212	21,622
Interest expense	(8,373)	(7,660)	(32,113)	(31,053)
(Loss) income from continuing operations	(2,210)	(1,761)	(9,901)	(9,431)
Income from discontinued operations:				
Operating income	—	170	672	601
Gain on disposition of properties/gain on insurance recoveries	—	245	14,597	245
Income from discontinued operations	—	415	15,269	846
Net (loss) income	(2,210)	(1,346)	5,368	(8,585)
Net income attributable to noncontrolling redeemable interest	(3)	(13)	(40)	(51)
Net (loss) income attributable to AERC	(2,213)	(1,359)	5,328	(8,636)
Preferred share dividends	—	—	—	(2,030)
Preferred share redemption costs	—	—	—	(993)
Net (loss) income applicable to common shares	$ (2,213)	$ (1,359)	$ 5,328	$ (11,659)
Earnings per common share - basic and diluted:				
(Loss) Income from continuing operations applicable to common shares	$ (0.05)	$ (0.04)	$ (0.24)	$ (0.41)
Income from discontinued operations	—	0.01	0.37	0.03
Net (loss) income applicable to common shares	$ (0.05)	$ (0.03)	$ 0.13	$ (0.38)
Weighted average shares outstanding - basic and diluted	42,255	41,147	41,657	30,421

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
For the Three and Twelve Months Ended December 31, 2011 and 2010
(In thousands; except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2011	2010	2011	2010
CALCULATION OF FFO AND FAD				
Net (loss) income attributable to AERC	$ (2,213)	$ (1,359)	$ 5,328	$ (8,636)
Add: Depreciation - real estate assets	11,435	9,971	44,006	35,593
Amortization of intangible assets	1,708	1,462	7,970	2,219
Less: Preferred share dividends	—	—	—	(2,030)
Preferred share redemption costs	—	—	—	(993)
Gain on disposition of properties/gain on insurance recoveries	—	(245)	(14,597)	(245)
Funds from Operations (FFO)[1]	10,930	9,829	42,707	25,908
Add: Preferred share redemption costs	—	—	—	993
Trust preferred redemption costs	—	—	—	727
Less: Refund of defeasance costs for previously defeased loans	—	—	—	(553)
Funds from Operations as adjusted [1]	10,930	9,829	42,707	27,075
Add: Depreciation - other assets	511	490	1,954	1,827
Amortization of deferred financing fees	513	412	1,970	1,415
Less: Recurring fixed asset additions [2]	(3,086)	(1,621)	(10,214)	(8,026)
Funds Available for Distribution (FAD) [1]	$ 8,868	$ 9,110	$ 36,417	$ 22,291
Weighted average shares outstanding - basic and diluted [3]	42,255	41,147	41,657	30,421
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.26	$ 0.24	$ 1.03	$ 0.85
FFO as adjusted - basic and diluted	$ 0.26	$ 0.24	$ 1.03	$ 0.89
Dividends	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	65.4%	70.8%	66.0%	80.0%
Payout ratio - FFO as adjusted	65.4%	70.8%	66.0%	76.4%
Payout ratio - FAD	81.0%	77.3%	78.2%	93.2%

(1) See page 30 for our definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 536 and 538 common share equivalents from the three and twelve months ended December 31, 2011 calculation, respectively, and 492 and 551 common share equivalents from the three and twelve months ended December 31, 2010 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]

Three Months Ended December 31, 2011 and 2010

(Unaudited; dollar amounts in thousands)

	Three Months Ended December 31,	
	2011	2010
REVENUE		
Property Revenue	$ —	$ 1,109
EXPENSES		
Property operating and maintenance	—	489
Depreciation and amortization	—	296
Total expenses	—	785
Operating income	—	324
Interest expense	—	(154)
Gain on insurance recoveries	—	245
Income from discontinued operations	$ —	$ 415

(1) The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2011 and a gain on insurance recoveries recognized in 2010.

Associated Estates Realty Corporation
Discontinued Operations [1]
Twelve Months Ended December 31, 2011 and 2010
(Unaudited; dollar amounts in thousands)

	Twelve Months Ended December 31,			
	2011		2010	
REVENUE				
Property revenue	$	3,223	$	4,388
EXPENSE				
Property operating and maintenance		1,556		1,964
Depreciation and amortization		926		1,206
Total expenses		2,482		3,170
Operating income		741		1,218
Interest expense		(69)		(617)
Gain on disposition of properties/gain on insurance recoveries		14,597		245
Income from discontinued operations	$	15,269	$	846

(1) The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2011 and a gain on insurance recoveries recognized in 2010.

Associated Estates Realty Corporation
Development Pipeline
As of December 31, 2011
(Unaudited; dollar amounts in thousands)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Current Development

Under Construction	Ownership %	Total Units	Total Budgeted Capital Cost [1]	Cost to Date	Total Debt	Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations [2]
						Estimated/Actual Dates for			
Vista Germantown *Nashville, TN*	90.0%	242	$ 35,300	$ 27,821	$ 14,317	Q4 2010	Q1 2012	Q2 2012	Q1 2013

Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units	Cost to Date
San Raphael Phase II	Dallas, Texas	100.0%	104	$ 900
Dwell Turtle Creek	Dallas, Texas	100.0%	TBD	$ 6,999

(1) Total budgeted capital cost represents estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.

(2) We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands; except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Twelve Months Ended December 31, 2011 Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 10,460	$ 754
Maintenance personnel labor cost [2]		6,829	493
Total Operating Expenses Related to Repairs and Maintenance		17,289	1,247
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	634	46
Appliances	5	858	62
Building improvements	14	1,307	94
Carpet and flooring	5	3,159	228
Office/Model	5	33	2
HVAC and mechanicals	15	1,129	82
Landscaping and grounds	14	2,721	196
Suite improvements	5	58	4
Total Recurring Capital Expenditures - Properties		9,899	714
Corporate capital expenditures		315	23
Total Recurring Capital Expenditures		10,214	737
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 27,503	$ 1,984
Total Recurring Capital Expenditures		$ 10,214	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	914	
Building improvements - other	20	188	
Ground improvements	Various	58	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		1,160	
Grand Total Capital Expenditures		$ 11,374	

(1)   Calculated using weighted average units owned during the twelve months ended December 31, 2011 of 13,860.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)   See page 32 for our definition of recurring fixed asset additions.

(4)   See page 32 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management and Service Company
  Expense, Construction and Other Services, General and Administrative Expense, Development
  Costs and Personnel - Allocated
For the Three and Twelve Months Ended December 31, 2011 and 2010
(Unaudited; in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2011	2010	2011	2010
Fees, Reimbursements and Other Revenue				
Property management fees	$ —	$ 7	$ —	$ 68
Asset management fees	—	1	—	170
Other revenue	—	24	—	137
Payroll reimbursements [1]	—	70	—	442
Fees, Reimbursements and Other Revenue [2]	—	102	—	817
Direct Property Management and Service Company Expense				
Service company allocations	—	73	—	303
Payroll reimbursements [1]	—	70	—	442
Direct Property Management and Service Company Expense [2]	—	143	—	745
Service Company NOI	$ —	$ (41)	$ —	$ 72
Construction and Other Services				
Revenue	$ 802	$ 8,603	$ 16,869	$ 17,051
Expense	1,845	7,883	19,297	16,415
Construction and Other Services Net (Loss) Income	$ (1,043)	$ 720	$ (2,428)	$ 636
General and Administrative, Development Costs, Service Company Expense and Personnel - Allocated				
General and administrative expense [2]	$ 4,214	$ 4,727	$ 15,944	$ 15,684
Development costs	178	55	435	208
Service company allocations	—	73	—	303
Personnel - allocated	972	828	3,712	3,005
Total expense	$ 5,364	$ 5,683	$ 20,091	$ 19,200

(1)   Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)   As reported per the Consolidated Statement of Operations.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Last Five Quarters
(Unaudited; in thousands, except unit totals and per unit amounts)

		Quarter Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Property Revenue	$ 36,438	$ 36,703	$ 35,909	$ 34,994	$ 34,895
Property Operating and					
Maintenance Expenses					
Personnel - on site	3,384	3,277	3,284	3,491	3,260
Personnel - allocated	847	859	837	820	812
Advertising	395	406	397	379	399
Utilities	1,970	2,108	1,873	2,054	1,830
Repairs and maintenance	2,016	2,532	2,521	2,176	2,066
Real estate taxes and insurance	4,376	4,537	4,528	4,789	4,038
Other operating	1,288	1,305	1,265	1,145	1,181
Total Expenses	14,276	15,024	14,705	14,854	13,586
Property Net Operating Income	$ 22,162	$ 21,679	$ 21,204	$ 20,140	$ 21,309
Operating Margin	60.8%	59.1%	59.0%	57.6%	61.1%
Personnel - Allocated to					
Property Revenue	2.3%	2.3%	2.3%	2.3%	2.3%
Total Number of Units	12,526	12,526	12,526	12,526	12,526
NOI Per Unit	$ 1,769	$ 1,731	$ 1,693	$ 1,608	$ 1,701
Average Net Rents Per Unit [2]	$ 1,010	$ 996	$ 974	$ 964	$ 958
Average Net Rent Collected Per Unit [3]	$ 938	$ 941	$ 924	$ 902	$ 902
Physical Occupancy - End of Period [4]	95.1%	95.0%	96.7%	95.8%	94.8%

(1) The results for all quarters include Riverside Station acquired in May 2010, The Ashborough acquired in September 2010, and River Forest Phase II, which was placed in service on June 30, 2010.

(2) Represents gross potential rents less concessions.

(3) Represents gross potential rents less vacancies and concessions.

(4) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Twelve Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals and per unit amounts)

	Twelve Months Ended December 31,	
	2011	2010
Property Revenue	$ 129,369	$ 124,599
Property Operating and Maintenance Expenses		
Personnel - on site	12,522	12,088
Personnel - allocated	3,023	2,866
Advertising	1,485	1,441
Utilities	7,463	7,155
Repairs and maintenance	8,536	8,769
Real estate taxes and insurance	16,433	16,426
Other operating	4,553	4,513
Total Expenses	54,015	53,258
Property Net Operating Income	$ 75,354	$ 71,341
Operating Margin	58.2%	57.3%
Personnel - Allocated to Property Revenue	2.3%	2.3%
Total Number of Units	11,658	11,658
NOI Per Unit	$ 6,464	$ 6,119
Average Net Rents Per Unit [2]	$ 951	$ 916
Average Net Rent Collected Per Unit [3]	$ 894	$ 861
Physical Occupancy - End of Period [4]	95.1%	94.7%

(1) The results shown for both years exclude Riverside Station acquired in May 2010, The Ashborough acquired in September 2010, and River Forest Phase II, which was placed in service on June 30, 2010.

(2) Represents gross potential rents less concessions.

(3) Represents gross potential rents less vacancies and concessions.

(4) Is defined as number of units occupied divided by total number of units.

\

Associated Estates Realty Corporation
Same Community Data
As of December 31, 2011 and 2010
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1] Q4 2011	Net Rent Collected per Unit [1] Q4 2010	Net Rent Collected per Unit [1] % Change	Net Rents per Unit [2] Q4 2011	Net Rents per Unit [2] Q4 2010	Net Rents per Unit [2] % Change	Average Rent per Unit [3] Q4 2011	Average Rent per Unit [3] Q4 2010	Average Rent per Unit [3] % Change	Physical Occupancy [4] Q4 2011	Physical Occupancy [4] Q4 2010	Turnover Ratio [5] Q4 2011	Turnover Ratio [5] Q4 2010
Midwest Properties															
Indiana	836	15	$ 852	$ 823	3.5 %	$ 886	$ 851	4.1%	$ 923	$ 918	0.5 %	97.7%	97.5%	33.0%	39.7%
Southeast Michigan	1,778	18	836	765	9.3 %	871	812	7.3%	923	909	1.5 %	97.0%	94.7%	41.2%	41.4%
Western Michigan	1,110	23	723	686	5.4 %	747	708	5.5%	766	746	2.7 %	97.9%	97.0%	47.6%	48.6%
Central Ohio	2,171	20	832	780	6.7 %	878	831	5.7%	891	857	4.0 %	95.3%	94.8%	49.4%	43.3%
Northeastern Ohio	1,303	16	978	934	4.7 %	1,034	979	5.6%	1,061	1,030	3.0 %	96.2%	96.1%	47.0%	46.0%
Total Midwest	7,198	19	845	795	6.3 %	885	836	5.9%	914	891	2.6 %	96.6%	95.7%	44.7%	43.7%
Mid-Atlantic Properties															
Maryland	315	25	1,403	1,405	(0.1)%	1,520	1,438	5.7%	1,547	1,503	2.9 %	96.5%	99.4%	47.0%	30.5%
Metro DC	352	25	1,269	1,188	6.8 %	1,366	1,265	8.0%	1,382	1,317	4.9 %	95.5%	95.7%	48.9%	48.9%
Northern Virginia	808	7	1,426	1,379	3.4 %	1,565	1,444	8.4%	1,617	1,538	5.1 %	95.2%	96.2%	56.4%	42.1%
Southeastern Virginia	864	5	1,095	1,056	3.7 %	1,189	1,135	4.8%	1,235	1,217	1.5 %	95.1%	93.2%	56.5%	45.8%
Total Mid-Atlantic	2,339	11	1,277	1,235	3.4 %	1,390	1,302	6.8%	1,431	1,382	3.5 %	95.4%	95.4%	54.0%	42.9%
Southeast Properties															
Central Florida	288	8	989	917	7.9 %	1,038	986	5.3%	1,147	1,143	0.3 %	96.9%	94.4%	51.4%	52.8%
Southeast Florida	984	14	1,226	1,177	4.2 %	1,309	1,278	2.4%	1,418	1,425	(0.5)%	95.8%	92.8%	47.6%	48.4%
Georgia	1,717	16	696	737	(5.6)%	843	809	4.2%	989	999	(1.0)%	87.8%	91.3%	59.6%	63.8%
Total Southeast	2,989	15	899	899	0.0 %	1,015	980	3.6%	1,145	1,153	(0.7)%	91.3%	92.1%	54.9%	57.7%
Total/Average Same Community	12,526	16	$ 938	$ 902	4.0 %	$ 1,010	$ 958	5.4%	$ 1,066	$ 1,045	2.0 %	95.1%	94.8%	48.9%	46.9%

(1) Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.

(2) Represents gross potential rents less concessions for all units divided by the number of units in a market.

(3) Represents gross potential rents for all units divided by the number of units in a market.

(4) Represents physical occupancy at the end of the quarter.

(5) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6) Age shown in years.

Associated Estates Realty Corporation
Sequential Property Revenue
For the Three Months Ended December 31, 2011 and September 30, 2011
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	Q4 Physical Occupancy [1]	Q3 Physical Occupancy [1]	Q4 2011 Revenue	Q3 2011 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	96.4%	$ 2,202	$ 2,148	$ 54	2.5 %
Southeast Michigan	1,778	97.0%	96.5%	4,607	4,545	62	1.4 %
Western Michigan	1,110	97.9%	97.7%	2,559	2,530	29	1.1 %
Central Ohio	2,171	95.3%	96.9%	5,595	5,615	(20)	(0.4)%
Northeastern Ohio	1,303	96.2%	96.5%	3,971	3,998	(27)	(0.7)%
Total Midwest Properties	7,198	96.6%	96.8%	18,934	18,836	98	0.5 %
Mid-Atlantic Properties							
Maryland	315	96.5%	94.0%	1,348	1,362	(14)	(1.0)%
Metro DC	352	95.5%	95.5%	1,363	1,384	(21)	(1.5)%
Northern Virginia	808	95.2%	92.1%	3,573	3,577	(4)	(0.1)%
Southeastern Virginia	864	95.1%	95.4%	2,914	2,992	(78)	(2.6)%
Total Mid-Atlantic Properties	2,339	95.4%	94.1%	9,198	9,315	(117)	(1.3)%
Southeast Properties							
Central Florida	288	96.9%	98.6%	877	875	2	0.2 %
Southeast Florida	984	95.8%	94.5%	3,729	3,724	5	0.1 %
Georgia	1,717	87.8%	88.2%	3,700	3,953	(253)	(6.4)%
Total Southeast Properties	2,989	91.3%	91.3%	8,306	8,552	(246)	(2.9)%
Total Same Community	12,526	95.1%	95.0%	36,438	36,703	(265)	(0.7)%
Acquisitions [2]							
Southeast Florida	222	95.0%	85.1%	786	785	1	0.1 %
Metro DC	250	96.0%	92.4%	1,459	884	575	65.0 %
Northern Virginia	464	96.1%	96.1%	2,043	2,013	30	1.5 %
Texas	446	96.6%	98.6%	1,157	600	557	92.8 %
Development							
Tennessee	N/A	N/A	N/A	2	N/A	2	N/A
Total Property Revenue	13,908	95.2%	94.9%	$ 41,885	$ 40,985	$ 900	2.2 %

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Sequential Property Operating Expenses
For the Three Months Ended December 31, 2011 and September 30, 2011
(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	Q4 Physical Occupancy [1]	Q3 Physical Occupancy [1]	Q4 2011 Expenses	Q3 2011 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	96.4%	$ 824	$ 942	$ (118)	(12.5)%
Southeast Michigan	1,778	97.0%	96.5%	1,787	1,935	(148)	(7.6)%
Western Michigan	1,110	97.9%	97.7%	1,057	1,132	(75)	(6.6)%
Central Ohio	2,171	95.3%	96.9%	2,326	2,526	(200)	(7.9)%
Northeastern Ohio	1,303	96.2%	96.5%	1,427	1,443	(16)	(1.1)%
Total Midwest Properties	7,198	96.6%	96.8%	7,421	7,978	(557)	(7.0)%
Mid-Atlantic Properties							
Maryland	315	96.5%	94.0%	497	535	(38)	(7.1)%
Metro DC	352	95.5%	95.5%	359	444	(85)	(19.1)%
Northern Virginia	808	95.2%	92.1%	1,158	1,138	20	1.8 %
Southeastern Virginia	864	95.1%	95.4%	955	950	5	0.5 %
Total Mid-Atlantic Properties	2,339	95.4%	94.1%	2,969	3,067	(98)	(3.2)%
Southeast Properties							
Central Florida	288	96.9%	98.6%	329	367	(38)	(10.4)%
Southeast Florida	984	95.8%	94.5%	1,524	1,530	(6)	(0.4)%
Georgia	1,717	87.8%	88.2%	2,033	2,082	(49)	(2.4)%
Total Southeast Properties	2,989	91.3%	91.3%	3,886	3,979	(93)	(2.3)%
Total Same Community	12,526	95.1%	95.0%	14,276	15,024	(748)	(5.0)%
Acquisitions [2]							
Southeast Florida	222	95.0%	85.1%	408	419	(11)	(2.6)%
Metro DC	250	96.0%	92.4%	486	283	203	71.7 %
Northern Virginia	464	96.1%	96.1%	630	647	(17)	(2.6)%
Texas	446	96.6%	98.6%	494	308	186	60.4 %
Development							
Tennessee	N/A	N/A	N/A	103	5	98	1,960.0 %
Total Property Operating Expenses	13,908	95.2%	94.9%	$ 16,397	$ 16,686	$ (289)	(1.7)%

(1) Represents physical occupancy at the end of the quarter.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Sequential Property Net Operating Income (Property NOI)
For the Three Months Ended December 31, 2011 and September 30, 2011
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	Q4 Physical Occupancy [2]	Q3 Physical Occupancy [2]	Q4 2011 NOI	Q3 2011 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	96.4%	$ 1,378	$ 1,206	$ 172	14.3 %
Southeast Michigan	1,778	97.0%	96.5%	2,820	2,610	210	8.0 %
Western Michigan	1,110	97.9%	97.7%	1,502	1,398	104	7.4 %
Central Ohio	2,171	95.3%	96.9%	3,269	3,089	180	5.8 %
Northeastern Ohio	1,303	96.2%	96.5%	2,544	2,555	(11)	(0.4)%
Total Midwest Properties	7,198	96.6%	96.8%	11,513	10,858	655	6.0 %
Mid-Atlantic Properties							
Maryland	315	96.5%	94.0%	851	827	24	2.9 %
Metro DC	352	95.5%	95.5%	1,004	940	64	6.8 %
Northern Virginia	808	95.2%	92.1%	2,415	2,439	(24)	(1.0)%
Southeastern Virginia	864	95.1%	95.4%	1,959	2,042	(83)	(4.1)%
Total Mid-Atlantic Properties	2,339	95.4%	94.1%	6,229	6,248	(19)	(0.3)%
Southeast Properties							
Central Florida	288	96.9%	98.6%	548	508	40	7.9 %
Southeast Florida	984	95.8%	94.5%	2,205	2,194	11	0.5 %
Georgia	1,717	87.8%	88.2%	1,667	1,871	(204)	(10.9)%
Total Southeast Properties	2,989	91.3%	91.3%	4,420	4,573	(153)	(3.3)%
Total Same Community	12,526	95.1%	95.0%	22,162	21,679	483	2.2 %
Acquisitions [3]							
Southeast Florida	222	95.0%	85.1%	378	366	12	3.3 %
Metro DC	250	96.0%	92.4%	973	601	372	61.9 %
Northern Virginia	464	96.1%	96.1%	1,413	1,366	47	3.4 %
Texas	446	96.6%	98.6%	663	292	371	127.1 %
Development							
Tennessee	N/A	N/A	N/A	(101)	(5)	(96)	1,920.0 %
Total Property NOI	13,908	95.2%	94.9%	$ 25,488	$ 24,299	$ 1,189	4.9 %

(1) See page 32 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Fourth Quarter Property Revenue
For the Three Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	2011 Physical Occupancy [1]	2010 Physical Occupancy [1]	Q4 2011 Revenue	Q4 2010 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	97.5%	$ 2,202	$ 2,125	$ 77	3.6 %
Southeast Michigan	1,778	97.0%	94.7%	4,607	4,222	385	9.1 %
Western Michigan	1,110	97.9%	97.0%	2,559	2,416	143	5.9 %
Central Ohio	2,171	95.3%	94.8%	5,595	5,249	346	6.6 %
Northeastern Ohio	1,303	96.2%	96.1%	3,971	3,767	204	5.4 %
Total Midwest Properties	7,198	96.6%	95.7%	18,934	17,779	1,155	6.5 %
Mid-Atlantic Properties							
Maryland	315	96.5%	99.4%	1,348	1,349	(1)	(0.1)%
Metro DC	352	95.5%	95.7%	1,363	1,277	86	6.7 %
Northern Virginia	808	95.2%	96.2%	3,573	3,414	159	4.7 %
Southeastern Virginia	864	95.1%	93.2%	2,914	2,789	125	4.5 %
Total Mid-Atlantic Properties	2,339	95.4%	95.4%	9,198	8,829	369	4.2 %
Southeast Properties							
Central Florida	288	96.9%	94.4%	877	813	64	7.9 %
Southeast Florida	984	95.8%	92.8%	3,729	3,563	166	4.7 %
Georgia	1,717	87.8%	91.3%	3,700	3,911	(211)	(5.4)%
Total Southeast Properties	2,989	91.3%	92.1%	8,306	8,287	19	0.2 %
Total Same Community	12,526	95.1%	94.8%	36,438	34,895	1,543	4.4 %
Acquisitions [2]							
Southeast Florida	222	95.0%	N/A	786	N/A	786	N/A
Metro DC	250	96.0%	N/A	1,459	N/A	1,459	N/A
Northern Virginia	464	96.1%	95.5%	2,043	397	1,646	414.6 %
Texas	446	96.6%	94.1%	1,157	484	673	139.0 %
Development							
Tennessee	N/A	N/A	N/A	2	N/A	2	N/A
Total Property Revenue	13,908	95.2%	94.8%	$ 41,885	$ 35,776	$ 6,109	17.1 %

(1) Represents physical occupancy at the end of the quarter.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Fourth Quarter Property Operating Expenses
For the Three Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	2011 Physical Occupancy [1]	2010 Physical Occupancy [1]	Q4 2011 Expenses	Q4 2010 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	97.5%	$ 824	$ 819	$ 5	0.6%
Southeast Michigan	1,778	97.0%	94.7%	1,787	1,759	28	1.6%
Western Michigan	1,110	97.9%	97.0%	1,057	1,030	27	2.6%
Central Ohio	2,171	95.3%	94.8%	2,326	2,267	59	2.6%
Northeastern Ohio	1,303	96.2%	96.1%	1,427	1,423	4	0.3%
Total Midwest Properties	7,198	96.6%	95.7%	7,421	7,298	123	1.7%
Mid-Atlantic Properties							
Maryland	315	96.5%	99.4%	497	482	15	3.1%
Metro DC	352	95.5%	95.7%	359	359	—	0.0%
Northern Virginia	808	95.2%	96.2%	1,158	1,078	80	7.4%
Southeastern Virginia	864	95.1%	93.2%	955	928	27	2.9%
Total Mid-Atlantic Properties	2,339	95.4%	95.4%	2,969	2,847	122	4.3%
Southeast Properties							
Central Florida	288	96.9%	94.4%	329	281	48	17.1%
Southeast Florida	984	95.8%	92.8%	1,524	1,364	160	11.7%
Georgia	1,717	87.8%	91.3%	2,033	1,796	237	13.2%
Total Southeast Properties	2,989	91.3%	92.1%	3,886	3,441	445	12.9%
Total Same Community	12,526	95.1%	94.8%	14,276	13,586	690	5.1%
Acquisitions [2]							
Southeast Florida	222	95.0%	N/A	408	N/A	408	N/A
Metro DC	250	96.0%	N/A	486	N/A	486	N/A
Northern Virginia	464	96.1%	95.5%	630	128	502	392.2%
Texas	446	96.6%	94.1%	494	263	231	87.8%
Development							
Tennessee	N/A	N/A	N/A	103	N/A	103	N/A
Total Property Operating Expenses	13,908	95.2%	94.8%	$ 16,397	$ 13,977	$ 2,420	17.3%

(1) Represents physical occupancy at the end of the quarter.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Fourth Quarter Property Net Operating Income (Property NOI)
For the Three Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	2011 Physical Occupancy [2]	2010 Physical Occupancy [2]	Q4 2011 NOI	Q4 2010 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	97.5%	$ 1,378	$ 1,306	$ 72	5.5 %
Southeast Michigan	1,778	97.0%	94.7%	2,820	2,463	357	14.5 %
Western Michigan	1,110	97.9%	97.0%	1,502	1,386	116	8.4 %
Central Ohio	2,171	95.3%	94.8%	3,269	2,982	287	9.6 %
Northeastern Ohio	1,303	96.2%	96.1%	2,544	2,344	200	8.5 %
Total Midwest Properties	7,198	96.6%	95.7%	11,513	10,481	1,032	9.8 %
Mid-Atlantic Properties							
Maryland	315	96.5%	99.4%	851	867	(16)	(1.8)%
Metro DC	352	95.5%	95.7%	1,004	918	86	9.4 %
Northern Virginia	808	95.2%	96.2%	2,415	2,336	79	3.4 %
Southeastern Virginia	864	95.1%	93.2%	1,959	1,861	98	5.3 %
Total Mid-Atlantic Properties	2,339	95.4%	95.4%	6,229	5,982	247	4.1 %
Southeast Properties							
Central Florida	288	96.9%	94.4%	548	532	16	3.0 %
Southeast Florida	984	95.8%	92.8%	2,205	2,199	6	0.3 %
Georgia	1,717	87.8%	91.3%	1,667	2,115	(448)	(21.2)%
Total Southeast Properties	2,989	91.3%	92.1%	4,420	4,846	(426)	(8.8)%
Total Same Community	12,526	95.1%	94.8%	22,162	21,309	853	4.0 %
Acquisitions [3]							
Southeast Florida	222	95.0%	N/A	378	N/A	378	N/A
Metro DC	250	96.0%	N/A	973	N/A	973	N/A
Northern Virginia	464	96.1%	95.5%	1,413	269	1,144	425.3 %
Texas	446	96.6%	94.1%	663	221	442	200.0 %
Development							
Tennessee	N/A	N/A	N/A	(101)	N/A	(101)	N/A
Total Property NOI	13,908	95.2%	94.8%	$ 25,488	$ 21,799	$ 3,689	16.9 %

(1) See page 32 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) We define acquisition properties as acquired properties which have been owned less than one year.

Associated Estates Realty Corporation
Year-to-Date Property Revenue
For the Twelve Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals)

Property Revenue	No. of Units	2011 Physical Occupancy [1]	2010 Physical Occupancy [1]	YTD 2011 Revenues	YTD 2010 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	97.5%	$ 8,571	$ 8,413	$ 158	1.9 %
Southeast Michigan	1,778	97.0%	94.7%	17,868	16,782	1,086	6.5 %
Western Michigan	1,110	97.9%	97.0%	9,956	9,472	484	5.1 %
Central Ohio	2,171	95.3%	94.8%	21,989	20,972	1,017	4.8 %
Northeastern Ohio	1,303	96.2%	96.1%	15,667	15,024	643	4.3 %
Total Midwest Properties	7,198	96.6%	95.7%	74,051	70,663	3,388	4.8 %
Mid-Atlantic Properties							
Maryland	315	96.5%	99.4%	5,404	5,229	175	3.3 %
Metro DC	352	95.5%	95.7%	5,407	5,096	311	6.1 %
Southeastern Virginia	804	94.8%	93.2%	10,949	10,645	304	2.9 %
Total Mid-Atlantic Properties	1,471	95.3%	95.1%	21,760	20,970	790	3.8 %
Southeast Properties							
Central Florida	288	96.9%	94.4%	3,433	3,236	197	6.1 %
Southeast Florida	984	95.8%	92.8%	14,706	14,298	408	2.9 %
Georgia	1,717	87.8%	91.3%	15,419	15,432	(13)	(0.1)%
Total Southeast Properties	2,989	91.3%	92.1%	33,558	32,966	592	1.8 %
Total Same Community	11,658	95.1%	94.7%	129,369	124,599	4,770	3.8 %
Acquisitions [2]							
Southeast Florida	222	95.0%	N/A	1,710	N/A	1,710	N/A
Metro DC	250	96.0%	N/A	2,343	N/A	2,343	N/A
Northern Virginia	1,272	95.5%	95.9%	22,032	6,110	15,922	260.6 %
Texas	446	96.6%	94.1%	2,925	483	2,442	505.6 %
Development							
Tennessee	N/A	N/A	N/A	2	N/A	2	N/A
Southeastern Virginia [3]	60	100.0%	93.3%	695	267	428	160.3 %
Total Property Revenue	13,908	95.2%	94.8%	$ 159,076	$ 131,459	$ 27,617	21.0 %

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have been owned less than one year.

(3)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Year-to-Date Property Operating Expenses
For the Twelve Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals)

Property Operating Expenses	No. of Units	2011 Physical Occupancy [1]	2010 Physical Occupancy [1]	YTD 2011 Expenses	YTD 2010 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	97.5%	$ 3,480	$ 3,436	$ 44	1.3 %
Southeast Michigan	1,778	97.0%	94.7%	7,690	7,730	(40)	(0.5)%
Western Michigan	1,110	97.9%	97.0%	4,509	4,579	(70)	(1.5)%
Central Ohio	2,171	95.3%	94.8%	9,653	9,447	206	2.2 %
Northeastern Ohio	1,303	96.2%	96.1%	5,922	5,718	204	3.6 %
Total Midwest Properties	7,198	96.6%	95.7%	31,254	30,910	344	1.1 %
Mid-Atlantic Properties							
Maryland	315	96.5%	99.4%	2,039	1,981	58	2.9 %
Metro DC	352	95.5%	95.7%	1,642	1,649	(7)	(0.4)%
Southeastern Virginia	804	94.8%	93.2%	3,548	3,591	(43)	(1.2)%
Total Mid-Atlantic Properties	1,471	95.3%	95.1%	7,229	7,221	8	0.1 %
Southeast Properties							
Central Florida	288	96.9%	94.4%	1,342	1,316	26	2.0 %
Southeast Florida	984	95.8%	92.8%	6,076	5,965	111	1.9 %
Georgia	1,717	87.8%	91.3%	8,114	7,846	268	3.4 %
Total Southeast Properties	2,989	91.3%	92.1%	15,532	15,127	405	2.7 %
Total Same Community	11,658	95.1%	94.7%	54,015	53,258	757	1.4 %
Acquisitions [2]							
Southeast Florida	222	95.0%	N/A	888	N/A	888	N/A
Metro DC	250	96.0%	N/A	770	N/A	770	N/A
Northern Virginia	1,272	95.5%	95.9%	7,094	1,993	5,101	255.9 %
Texas	446	96.6%	94.1%	1,398	264	1,134	429.5 %
Development							
Tennessee	N/A	N/A	N/A	108	N/A	108	N/A
Southeastern Virginia [3]	60	100.0%	93.3%	241	106	135	127.4 %
Total Property Operating Expenses	13,908	95.2%	94.8%	$ 64,514	$ 55,621	$ 8,893	16.0 %

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have been owned less than one year.

(3) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Year-to-Date Property Net Operating Income (Property NOI)
For the Twelve Months Ended December 31, 2011 and 2010
(Unaudited; in thousands, except unit totals)

Property NOI [1]	No. of Units	2011 Physical Occupancy [2]	2010 Physical Occupancy [2]	YTD 2011 NOI	YTD 2010 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.7%	97.5%	$ 5,091	$ 4,977	$ 114	2.3 %
Southeast Michigan	1,778	97.0%	94.7%	10,178	9,052	1,126	12.4 %
Western Michigan	1,110	97.9%	97.0%	5,447	4,893	554	11.3 %
Central Ohio	2,171	95.3%	94.8%	12,336	11,525	811	7.0 %
Northeastern Ohio	1,303	96.2%	96.1%	9,745	9,306	439	4.7 %
Total Midwest Properties	7,198	96.6%	95.7%	42,797	39,753	3,044	7.7 %
Mid-Atlantic Properties							
Maryland	315	96.5%	99.4%	3,365	3,248	117	3.6 %
Metro DC	352	95.5%	95.7%	3,765	3,447	318	9.2 %
Southeastern Virginia	804	94.8%	93.2%	7,401	7,054	347	4.9 %
Total Mid-Atlantic Properties	1,471	95.3%	95.1%	14,531	13,749	782	5.7 %
Southeast Properties							
Central Florida	288	96.9%	94.4%	2,091	1,920	171	8.9 %
Southeast Florida	984	95.8%	92.8%	8,630	8,333	297	3.6 %
Georgia	1,717	87.8%	91.3%	7,305	7,586	(281)	(3.7)%
Total Southeast Properties	2,989	91.3%	92.1%	18,026	17,839	187	1.0 %
Total Same Community	11,658	95.1%	94.7%	75,354	71,341	4,013	5.6 %
Acquisitions [3]							
Southeast Florida	222	95.0%	N/A	822	N/A	822	N/A
Metro DC	250	96.0%	N/A	1,573	N/A	1,573	N/A
Northern Virginia	1,272	95.5%	95.9%	14,938	4,117	10,821	262.8 %
Texas	446	96.6%	94.1%	1,527	219	1,308	597.3 %
Development							
Tennessee	N/A	N/A	N/A	(106)	N/A	(106)	N/A
Southeastern Virginia [4]	60	100.0%	93.3%	454	161	293	182.0 %
Total Property NOI	13,908	95.2%	94.8%	$ 94,562	$ 75,838	$ 18,724	24.7 %

(1) See page 32 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have been owned less than one year.

(4) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Debt Structure
As of December 31, 2011
(Dollar amounts in thousands)

	Balance Outstanding December 31, 2011	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable - CMBS	$ 43,843	6.6%	7.9%
Mortgages payable - other	389,900	58.6%	5.6%
Total fixed rate debt	433,743	65.2%	5.8%
VARIABLE RATE DEBT			
Mortgages payable [1]	33,728	5.1%	4.7%
Construction loan	14,317	2.2%	3.6%
Unsecured revolving credit facility	58,000	8.7%	2.9%
Unsecured term loan [2]	125,000	18.8%	2.3%
Total variable rate debt	231,045	34.8%	2.9%
TOTAL DEBT	$ 664,788	100.0%	4.8%
Interest coverage ratio [3]	2.34:1		
Fixed charge coverage ratio [4]	2.34:1		
Weighted average maturity	5.5 years		

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2012	$ 43,843	$ 36,000	$ —	$ 79,843
2013 [5]	—	131,972	72,317	204,289
2014	—	44,538	—	44,538
2015	—	20,664	—	20,664
2016	—	16,668	158,728	175,396
Thereafter	—	140,058	—	140,058
Total	$ 43,843	$ 389,900	$ 231,045	$ 664,788

(1) Subject to an interest rate cap of 6.9% for the life of the loan.

(2) The Company entered into a forward starting swap in December 2011 fixing the rate beginning in June 2013 for the duration of it's maturity at a rate of 1.26% plus the credit spread which is currently 1.80%, or an all-in rate of 3.06%.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. See page 31 for a reconciliation of net income (loss) available to common shares to EBITDA and our definition of EBITDA.

(4) Represents interest expense, including capitalized interest and preferred stock dividend payment coverage, excluding defeasance and/or other prepayment costs/credits and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(5) Includes our unsecured revolving credit facility, which was amended and restated January 12, 2012, which amongst other modifications reduces the credit spread and extends the maturity to January 2016.

Associated Estates Realty Corporation
2012 Financial Outlook
As of February 6, 2012

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net income attributable to AERC	$0.47 to $0.51
Expected real estate depreciation and amortization	1.19
Expected gains on disposition of properties	-0.47
Expected Funds from Operations [1]	$1.19 to $1.23
Expected prepayment and other costs associated with debt repayments	0.04
Expected Funds from Operations as adjusted [1]	$1.23 to $1.27

Same Community Portfolio

Revenue growth	4.0% to 5.0%
Expense growth	2.0% to 3.0%
Property NOI [2] growth	5.0% to 6.0%

Transactions

Acquisitions	$0.0 to $150.0 million
Dispositions	$50.0 to $75.0 million
Development	$40.0 to $60.0 million

Corporate Expenses

General and administrative expense	$16.4 to $16.8 million
Development costs	$1.0 to $1.2 million
Costs associated with acquisitions	$0.0 to $0.5 million

Debt

Capitalized interest	$1.0 to $1.5 million
Expensed interest (excluding prepayment costs)[3]	$30.9 to $31.5 million

Capital Structure [4]

Weighted average shares outstanding	42.6 million

(1)   See page 30 for our definition of this non-GAAP measurement.

(2)   See page 32 for our definition of this non-GAAP measurement.

(3)   Includes $2.0 million of deferred financing costs.

(4)   Earnings guidance reflects no common share issuances.

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, excludes impairment write-downs of depreciable real estate, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, as reduced by refunds on previously defeased loans of $(553,000) for the twelve months ended December 31, 2010. In accordance with GAAP, these refunds on previously defeased loans are included as an offset to interest expense in our Consolidated Statement of Operations. Additionally, the computation of FFO as adjusted for the twelve months ended December 31, 2010, includes add backs of non-cash charges of $1.0 million and $727,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt. FFO as adjusted for the twelve months ended December 31, 2012 excludes projected prepayment penalties or other costs associated with debt repayments. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income applicable to common shares to EBITDA.

(In thousands)	Three Months Ended December 31, 2011	2010	Twelve Months Ended December 31, 2011	2010
Net (loss) income applicable to common shares	$ (2,213)	$ (1,359)	$ 5,328	$ (11,659)
Preferred share dividends	—	—	—	2,030
Preferred share redemption costs	—	—	—	993
Interest expense [1]	8,373	7,814	32,182	31,670
Gain on disposition of properties/gain on insurance recoveries	—	(245)	(14,597)	(245)
Depreciation and amortization	13,654	11,923	53,930	39,639
Income taxes	48	(106)	225	119
Total EBITDA	$ 19,862	$ 18,027	$ 77,068	$ 62,547

[1] The twelve months ended December 31, 2010, included net defeasance credits and preferred share repurchase costs of $174.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income attributable to AERC.

	Three Months Ended December 31,		Twelve Months Ended December 31,	
(In thousands)	2011	2010	2011	2010
Property NOI	$ 25,488	$ 21,799	$ 94,562	$ 75,838
Service company NOI	—	(41)	—	72
Construction and other services net (loss) income	(1,043)	720	(2,428)	636
Depreciation and amortization	(13,654)	(11,627)	(53,004)	(38,433)
General and administrative expense	(4,214)	(4,727)	(15,944)	(15,684)
Development costs	(178)	(55)	(435)	(208)
Costs associated with acquisitions	(236)	(170)	(539)	(599)
Interest expense	(8,373)	(7,660)	(32,113)	(31,053)
(Loss) income from continuing operations	(2,210)	(1,761)	(9,901)	(9,431)
Income from discontinued operations:				
Operating Income	—	170	672	601
Gain on disposition of properties/gain on insurance recoveries	—	245	14,597	245
Income from discontinued operation	—	415	15,269	846
Net (loss) income	(2,210)	(1,346)	5,368	(8,585)
Net income attributable to noncontrolling redeemable interest	(3)	(13)	(40)	(51)
Consolidated net (loss) income attributable to AERC	$ (2,213)	$ (1,359)	$ 5,328	$ (8,636)

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.